UNITED STATES
  SECURITIES AND EXCHANGE
COMMISSION
  Washington, D.C. 20549
  SCHEDULE 13D
Under the Securities Exchange Act of 1934

VIVID LEARNING SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

92853R105
 (CUSIP Number)

G. Scott Greenburg
Kirkpatrick & Lockhart Preston Gates Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
(206) 623-7580
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92853R105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Riggers Manufacturing Company 91-0822438
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO1
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,739,327
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,739,327
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,364[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person (See Instructions) CO

1) Riggers Manufacturing Company received 1,699,327 shares of the Common Stock of the Issuer pursuant to an Agreement and Plan of Distribution (the “Agreement”) between the Issuer and Nuvotec USA, Inc. (“Nuvotec”), the former majority shareholder of the Issuer. The Issuer and Nuvotec entered into the Agreement in connection with the sale of 100% of the equity securities of Nuvotec to a third party. Under the terms of the Agreement, Nuvotec agreed to transfer all of its shares of Issuer Common Stock to its shareholders. On June 13, 2007, 1,699,327 shares of Issuer Common Stock were distributed to Riggers Manufacturing Company. On March 25, 2004, Riggers Manufacturing Company purchased 40,000 shares of the Issuer’s Common Stock at a price of $0.25 per share paid in cash.

2) Includes shares underlying an option held by William N. Lampson to purchase 5,000 shares of the Issuer’s Common Stock. Such option is currently 100% vested and exercisable for 5,000 shares of the Issuer’s Common Stock.

CUSIP No. 92853R105
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William N. Lampson
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
SEC Use Only
Source of Funds (See Instructions) OO1
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,037[2]
8.	Shared Voting Power 0
9.	Sole Dispositive Power 21,037[2]
10.	Shared Dispositive Power 0
Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,364[2]
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
Percent of Class Represented by Amount in Row (11) 13.2%
Type of Reporting Person (See Instructions) IN

1) Mr. Lampson received 16,037 shares of the Common Stock of the Issuer pursuant to an Agreement and Plan of Distribution (the “Agreement”) between the Issuer and Nuvotec USA, Inc. (“Nuvotec”), the former majority shareholder of the Issuer. The Issuer and Nuvotec entered into the Agreement in connection with the sale of 100% of the equity securities of Nuvotec to a third party. Under the terms of the Agreement, Nuvotec agreed to distribute all of its shares of Issuer Common Stock to its shareholders. On June 13, 2007, 16,037 shares of Issuer Common Stock were distributed to Mr. Lampson.

2) Includes shares underlying an option held by William N. Lampson to purchase 5,000 shares of the Issuer’s Common Stock. Such option is currently 100% vested and exercisable for 5,000 shares of the Issuer’s Common Stock.

Item 1. Security and Issuer

This statement on Schedule 13D relates to common stock, par value $0.0001 per share (“Common Stock”) of Vivid Learning Systems, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 5728 Bedford St., Pasco, Washington 99301.

Item 2. Identity and Background

This statement is filed by Mr. William N. Lampson and Riggers Manufacturing Company. Mr. Lampson is the sole shareholder of Riggers Manufacturing Company.

Mr. Lampson is an individual. His business address is 607 East Columbia Drive, Kennewick, Washington, 99336. Mr. Lampson is President and CEO of Lampson International, LLC and affiliate companies in the heavy hauling, rigging, and manufacturing businesses. Mr. Lampson is a United States citizen.

During the last five years, Mr. Lampson (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Riggers Manufacturing Company is a Washington corporation. The principal office of Riggers Manufacturing Company is located at 607 East Columbia Drive, Kennewick, Washington 99336. The principal business of Riggers Manufacturing Company is to serve as an investment company for Mr. Lampson. During the last five years, Riggers Manufacturing Company (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Riggers Manufacturing Company received 1,699,327 shares of the Common Stock of the Issuer pursuant to an Agreement and Plan of Distribution (the “Agreement”) between the Issuer and Nuvotec USA, Inc. (“Nuvotec”), the former majority shareholder of the Issuer. The Issuer and Nuvotec entered into the Agreement in connection with the sale of 100% of the equity securities of Nuvotec to a third party. Under the terms of the Agreement, Nuvotec agreed to transfer all of its shares of Issuer Common Stock to its shareholders. On June 13, 2007, 1,699,327 shares of Issuer Common Stock were distributed to Riggers Manufacturing Company. Mr. Lampson also received 16,037 shares of the Common Stock of the Issuer pursuant to the Agreement on June 13, 2007.

On March 25, 2004, Riggers Manufacturing Company purchased 40,000 shares of the Issuer’s Common Stock at a price of $0.25 per share paid in cash.

Mr. Lampson also has the option to purchase 5,000 shares of the Issuer’s Common Stock pursuant to a stock option granted on July 15, 2004. Such option is fully-vested and exercisable for 5,000 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

Riggers Manufacturing Company and Mr. Lampson acquired the shares of the Issuer’s Common Stock as part of Mr. Lampson’s investment portfolio. From time to time Riggers Manufacturing Company and/or Mr. Lampson may acquire additional securities of the Issuer. Mr. Lampson serves on the board of directors of the Issuer.

Item 5. Interest in Securities of the Issuer

As of August 16, 2007, Mr. Lampson beneficially owned 1,760,364 shares of Common Stock of the Issuer, which constitutes 13.2% of the outstanding Common Stock of the Issuer. The aggregate number of shares beneficially owned by Mr. Lampson Includes 5,000 shares underlying an option to purchase shares of the Issuer’s Common Stock held by Mr. Lampson. Such option is currently 100% vested and exercisable for 5,000 shares of the Issuer’s Common Stock. Mr. Lampson holds sole power to vote each share beneficially owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than Mr. Lampson’s option to purchase 5,000 shares of the Issuer’s Common Stock disclosed in Item 3 hereof, there are no contracts, arrangements, understandings or relationships between Mr. Lampson or Riggers Manufacturing Company and any person with respect to any securities of the Issuer. Mr. Lampson serves on the board of directors of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2007	RIGGERS MANUFACTURING, LLC

	By:	/s/ William N. Lampson
Name: William N. Lampson
Title: President

WILLIAM N. LAMPSON

	By:	/s/ William N. Lampson